UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549






                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)


                               Unitog Company



                              (Name of Issuer)


                                 Common Stock


                        (Title of Class of Securities)




                                   913267100

                                 (CUSIP Number)







The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

































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CUSIP No.  913267100                 13G                Page 2 of 6 Pages


        1   Name of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person


                         Randolph K. Rolf


        2   Check the Appropriate Box if a Member of a Group    (a) (  )

                                                                (b) (  )

        3   SEC Use Only


        4   Citizenship or Place of Organization

                              United States


                                                  5   Sole Voting Power

          Number of Shares                                 507,000
     Beneficially Owned By Each
        Reporting Person With                     6  Shared Voting Power

                                                            15,150

                                                  7  Sole Dispositive Power

                                                            507,000

                                                  8  Shared Dispositive Power

                                                             15,150



      9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                    522,150

      10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

      11  Percent of Class Represented By Amount in Row 9

                                    5.5%

      12  Type of Reporting Person

                                IN







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Item 1(a).     Name of Issuer:

             The name of the Issuer is Unitog Company, a Delaware corporation.


Item 1(b).     Address of Issuer's Principal Executive Offices:

             The address of the Issuer's principal executive offices is 1300 Washington Street, Kansas City, Missouri 64105.


Item 2(a).     Name of Person Filing:

             The name of the person filing this statement is Randolph K. Rolf.


Item 2(b).     Address of Principal Business Office or, if none, Residence:


             The principal business office address of Randolph K. Rolf is 1300 Washington Street,Kansas City, Missouri 64105.


Item 2(c).     Citizenship:


              Randolph K. Rolf is a U.S. citizen.


Item 2(d).     Title of Class of Securities:


            The title of the class of securities of Unitog Company for which this schedule is filed is Common Stock, par value $.01 per share.


Item 2(e).     CUSIP Number:


            The CUSIP number of the securities to which this schedule relates is 913267100.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


      (a)   (  )  Broker or Dealer registered under Section 15 of the Act

      (b)   (  )  Bank as defined in section 3(a)(6) of the Act

      (c)   (  )  Insurance Company as defined in section 3(a)(19) of the Act

      (d)   (  )  Investment Company registered under section 8 of the
                  Investment Company Act







                            Page 3 of 6 Pages

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      (e)   (  )   Investment Adviser registered under section 203 of
                   the Investment Advisers Act of 1940

      (f)   (  )   Employee Benefit Plan, Pension Fund which is subject
                   to the provisions of the Employee Retirement Income
                   Security Act of 1974 or Endowment Fund; see Section 240.
                   13d-1(b)(1)(ii)(F)

      (g)   ( )    Parent Holding Company, in accordance with Section
                   240.13d-1(b)(1)(ii)(G)(Note:  See Item 7)

      (h)   (  )   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                   Not Applicable


Item 4.        Ownership:

            As of December 31, 1998:


            (a)  Amount beneficially owned:  522,150 shares.

            (b)  Percent of class:   5.5%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote: 507,000 shares.

                       (See Item 6)

                 (ii)  shared power to vote or to direct the vote:  15,150
                       shares.

                       (See Item 6)

                 (iii) sole power to dispose or to direct the disposition of:

                       507,000 shares.  (See Item 6)

                 (iv) shared power to dispose or to direct the disposition of:

                      15,150 shares.  (See Item 6)


Item 5.        Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person:

             Of the 522,150 shares beneficially owned by reporting person, 507,000 shares are held by reporting person as trustee under a revocable trust established by him. 15,000 shares are held by reporting person's spouse



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as trustee under a revocable	trust established by her.  The remaining 150
shares are held by reporting person as trustee of trust of which family members are beneficiaries.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:


               This statement is not being filed by a parent holding company, pursuant to Rule 13d-1(b)(ii)(G).


Item 8.        Identification and Classification of Members of the Group:


               This statement is not being filed by a group.


Item 9.        Notice of Dissolution of Group:


               A notice of dissolution of a group is not applicable to the filing of this statement.


Item 10.       Certification:


              This statement is not being filed pursuant to Rule 13d-1(b).







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                                   SIGNATURE





          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                February 8, 1999
                                                Date


                                                /s/ Randolph K.Rolf
                                                Signature


                                                Randolph K. Rolf
                                                Name












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